
SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
352
WASH, D.C. SECTION


02007465

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Benefit Finance Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive, Suite 300
(No. and Street)

St. Louis	Missouri	63131-1850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Garlich — 314-729-2210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co., LLP
(Name - *if individual, state last, first, middle name*)

230 South Bemiston Avenue	Clayton	MO	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Garlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Finance Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP

Title


SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 2, 2002
NOTARY SEAL
St. Louis County
NOTARY PUBLIC, STATE OF MISSOURI

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report On Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets

Cash	$ 563,827
Securities owned - not readily marketable, at estimated fair value	42,300
Accounts receivable	298,230
Due from affiliated company	46,820
Other assets	68
	$ 951,245

Liabilities And Member's Equity

Liabilities	
Due to affiliated company	$ 90,000
Deferred revenue	366,667
Total Liabilities	456,667
Member's Equity	
Contributed capital	19,000
Retained earnings	475,578
Total Member's Equity	494,578
	$ 951,245

See the accompanying notes to financial statements.

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2001

Balance - Beginning Of Year	$ 529,728
Net Income	564,850
Distributions	(600,000)
Balance - End Of Year	$ 494,578

See the accompanying notes to financial statements.

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2001

Revenues	
Commissions earned	$ 2,641,140
Plan administration fees	847,400
Other fee income	64,310
Interest and dividends	38,159
Total Revenues	3,591,009
Expenses	
Management fee	3,000,000
Commissions	7,500
Taxes and licenses	9,776
Professional fees	7,710
Other expenses	1,173
Total Expenses	3,026,159
Net Income	$ 564,850

See the accompanying notes to financial statements.

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net income	$ 564,850
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(298,230)
Increase in due from affiliated companies	(46,820)
Decrease in due to affiliated company	90,000
Net Cash Provided By Operating Activities	309,800
Cash Flows Used In Financing Activities	
Distributions paid	(600,000)
Net Decrease In Cash And Cash Equivalents	(290,200)
Cash And Cash Equivalents - Beginning Of Year	854,027
Cash And Cash Equivalents - End Of Year	$ 563,827

See the accompanying notes to financial statements.

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Plan administration fees are derived from policy administration pursuant to the sale, by a retail broker-dealer, of a variable insurance related contract and are recognized as earned. Those fees not earned as of December 31, 2000 are shown as deferred revenue.

Commissions received from direct sales of corporate life insurance policies are recognized as earned.

Income Taxes

The Company, with the consent of its member, has elected to be taxed as a limited liability company under the Internal Revenue Code. Under this election, earnings of the Company are taxed at the member level. Accordingly, no provision has been made for income taxes.

Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. The temporary cash investments are securities held for cash management purposes, having maturities of three months or less.

2. Operations

The Company, a wholly-owned subsidiary of Bancorp Services, LLC (Bancorp), was organized as a limited liability company on December 4, 1997 and commenced operations in December 1998. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in selling variable life insurance annuities and private placements in Missouri. The Company is a member of the National Association of Securities Dealers, Inc. and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1).

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company was in compliance with both of the above-stated net capital rules.

3. Management Fees

The Company entered into an expense agreement with Bancorp to pay a monthly fee of $250,000 for the cost of space, equipment and technology support, sales and marketing support and administrative and financial support. Management fee expense totaled $3,000,000 in 2001.



Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying financial statements of Benefit Finance Securities, LLC as of and for the year ended December 31, 2001 and have issued our report thereon dated January 24, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

January 24, 2002

Rubin, Brown, Gornstein & Co. LLP	230 South Bemiston Avenue
Certified Public Accountants / Business Consultants	St. Louis, MO 63105

314.727.8150 TEL www.rbg.com 314.290.3400 FAX

BENEFIT FINANCE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net Capital	
Total member's equity	$ 494,578
Deductions and/or charges:	
Nonallowable assets:	
Securities owned, not readily marketable	42,300
Accounts receivable	298,230
Due from affiliated companies	46,820
Other	68
Total nonallowable assets	387,418
Net capital before haircuts on security positions	107,160
Haircuts on securities	—
Net Capital	$ 107,160
Aggregate Indebtedness	$ 456,667
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 30,445
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 30,445
Excess net capital	$ 76,715
Excess net capital at 1000%	$ 61,493
Ratio of aggregate indebtedness to net capital	4.26 to 1

Reconciliation With Company's Computation

There are no differences between the Company's computation and the computation above.

BENEFIT FINANCE SECURITIES, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2001

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information For Possession Or Control Requirement Under Rule 15c3-3" are inapplicable.



Independent Auditors' Report On Internal Accounting Control

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benefit Finance Securities, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants / Business Consultants
230 South Bemiston Avenue
St. Louis, MO 63105

314.727.8150 TEL www.rbg.com 314.290.3400 FAX

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

Member
Benefit Finance Securities, LLC

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Rubin, Brown, Gornstein & Co. LLP

St. Louis, Missouri
January 24, 2002

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001


SEC MAIL
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Contents



Independent Auditors' Report

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Benefit Finance Securities, LLC as of December 31, 2001, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

St. Louis, Missouri
January 24, 2002

Rubin, Brown, Gornstein & Co. LLP	230 South Bemiston Avenue
Certified Public Accountants / Business Consultants	St. Louis, MO 63105

314.727.8150 TEL www.rbg.com 314.290.3400 FAX